News Release
Bema Acquires Units of Victoria Resource Corporation Private Placement

Vancouver, April 29, 2005 – Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema”) is pleased to announce it acquired on April 20, 2005, pursuant to a private placement financing, 2,022,726 units of Victoria Resource Corporation (TSX-V: VIT) (“Victoria”) priced at $0.55 per unit. Each unit is comprised of one common share and one half of one transferable share purchase warrant (a “Warrant”). Each whole Warrant is exercisable to purchase one additional common share at an exercise price of $0.75 until April 20, 2006.

Bema previously held 33% of Victoria’s issued and outstanding share capital. The 2,022,726 units, together with Bema’s prior shareholdings, will result in Bema owning a total of 16,565,325 common shares (17,569,688 commons shares assuming full exercise of the Warrants) representing 32.2% of Victoria’s issued and outstanding share capital. In addition to the Warrants, Bema currently holds share purchase warrants entitling Bema to purchase 1,212,121 common shares of Victoria until August 26, 2006.

All dollar figures are stated in Canadian dollars unless otherwise indicated.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For information on Bema Gold Corporation please visit our website at www.bema.com or contact Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371	604-681-8371
investor@bemagold.com	investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development programs, financings and the proposed bid for Arizona Star. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.